Exhibit 4.4. Terms of Type B Warrants

Type B warrants are issued as a bonus to the members, automatically exercised in the case of the Company going public on a one share for one share basis, no additional consideration. In case of the Company failing to go public, the warrants are not exercisable for stock nor are they refundable.